UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

DLH Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

23335Q 100

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23335Q 100	Schedule 13G/A	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Afterglow Holdings, LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 128,314
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 128,314

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,314
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%(1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Based on information contained in the Annual Report on Form 10-K filed with the SEC by the Issuer on December 7, 2020 that there are 12,531,906 shares of Common Stock outstanding as of December 3, 2020.

CUSIP No. 23335Q 100	Schedule 13G/A	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Afterglow Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 128,314
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 128,314

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,314
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%(1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Based on information contained in the Annual Report on Form 10-K filed with the SEC by the Issuer on December 7, 2020 that there are 12,531,906 shares of Common Stock outstanding as of December 3, 2020.

CUSIP No. 23335Q 100	Schedule 13G/A	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Trust for Martin W. Korman created under the Bernard J. Korman Revocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 128,314
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 128,314

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,314
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%(1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Based on information contained in the Annual Report on Form 10-K filed with the SEC by the Issuer on December 7, 2020 that there are 12,531,906 shares of Common Stock outstanding as of December 3, 2020.

CUSIP No. 23335Q 100	Schedule 13G/A	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Martin W. Korman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 128,314
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 128,314

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,314
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Based on information contained in the Annual Report on Form 10-K filed with the SEC by the Issuer on December 7, 2020 that there are 12,531,906 shares of Common Stock outstanding as of December 3, 2020.

CUSIP No. 23335Q 100	Schedule 13G/A	Page 6 of 9 Pages

Explanatory Note:

This Schedule 13G/A is being filed as an amendment (this “Amendment No. 3”) to the statement on Schedule 13G originally filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2006 by Bernard Korman, with respect to the common stock, $0.001 par value per share, of DLH Holdings Corp. (the “Issuer”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information as set forth below in the items indicated.

Item 1.

(a)	Name of Issuer

DLH Holdings Corp.

(b)	Address of Issuer’s Principal Executive Offices

3565 Piedmont Road NE, Building 3 Suite 700, Atlanta, Georgia 30305

Item 2.

(a)	Name of Person Filing

Afterglow Holdings, LLLP (“Afterglow LLLP”); Afterglow Management, LLC (“Afterglow LLC”); Trust for Martin W. Korman created under the Bernard J. Korman Revocable Trust (the “BJK Revocable Trust”); and Martin W. Korman (“MWK” and collectively with Afterglow LLLP, Afterglow LLC, and the BJK Revocable Trust, the “Reporting Persons”). Bernard J. Korman, the grantor of the BJK Revocable Trust, passed away on February 22, 2020 and ceased to be a reporting person.

(b)	Address of the Principal Office or, if none, residence

The address for each of Afterglow LLLP, Afterglow LLC, and the BJK Revocable Trust is 7812 Fisher Island Drive, Miami, Florida 33109. The address for MWK is 650 Page Mill Road, Palo Alto, CA 94304.

(c)	Citizenship

Each of Afterglow LLLP, Afterglow LLC and the BJK Revocable Trust are organized in Florida. MWK is a United States citizen.

(d)	Title of Class of Securities

Common stock, $0.001 par value per share (“Common Stock”)

(e)	CUSIP Number

23335Q 100

CUSIP No. 23335Q 100	Schedule 13G/A	Page 7 of 9 Pages

Item 3.	Filing pursuant to §240.13d-1(c)

If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o):

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: Afterglow LLLP is the record owner of 128,314 shares of Common Stock. Each of (i) Afterglow LLC, as the general partner of Afterglow LLLP, (ii) the BJK Revocable Trust, as the sole owner of Afterglow LLC and (iii) MWK, as the trustee of the BJK Revocable Trust, may also be deemed to be the beneficial owners of the shares of Common Stock of which Afterglow LLLP is record owner. Bernard J. Korman passed away on February 22, 2020, and his interest in the Common Stock, as the grantor of the BJK Revocable Trust, with respect to which he formerly was deemed to hold shared voting and dispositive authority terminated.

(b)	Percent of Class: Each of the Reporting Persons may be deemed to be the beneficial owners of approximately 1.0% of the shares of Common Stock outstanding (based on information contained in the Annual Report on Form 10-K filed with the SEC by the Issuer on December 7, 2020 that there are 12,531,906 shares of Common Stock outstanding as of December 3, 2020).

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 128,314

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 128,314

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

 Not Applicable.

CUSIP No. 23335Q 100	Schedule 13G/A	Page 8 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Effective as of December 31, 2020.

Afterglow Holdings, LLLP
By: Afterglow Management, LLC, its general partner

By:	/s/ Martin W. Korman

Name:	Martin W. Korman
Title:	Manager

Afterglow Management, LLC

By: Trust for Martin W. Korman created under the Bernard J. Korman Revocable Trust

By:	/s/ Martin W. Korman

Name:	Martin W. Korman
Title:	Trustee

Trust for Martin W. Korman created under the Bernard J. Korman Revocable Trust

By:	/s/ Martin W. Korman

Name:	Martin W. Korman
Title:	Trustee

Martin W. Korman

By:	/s/ Martin W. Korman

Name:	Martin W. Korman

Exhibits:

Exhibit A- Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of DLH Holdings Corp. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Joint Filing Agreement to be executed on their behalf as of the 31st day of December, 2020.

Afterglow Holdings, LLLP

By: Afterglow Management, LLC, its general partner

By:	/s/ Martin W. Korman

Name:	Martin W. Korman
Title:	Manager

Afterglow Management, LLC

By: Trust for Martin W. Korman created under the Bernard J. Korman Revocable Trust

By:	/s/ Martin W. Korman

Name:	Martin W. Korman
Title:	Trustee

Trust for Martin W. Korman created under the Bernard J. Korman Revocable Trust

By:	/s/ Martin W. Korman

Name: Martin W. Korman
Title:	Trustee

Martin W. Korman

By:	/s/ Martin W. Korman

Name:	Martin W. Korman